Exhibit 1.02

Conflict Minerals Report of Staples, Inc
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report ("CMR") of Staples, Inc ("Staples," Company" or "we") for the reporting period covering January 1, 2013 through December 31, 2013 (the "2013 Report Year") in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”) and Form SD.

INTRODUCTION

This CMR describes Staples' due diligence on the source and chain of custody of gold, columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten ("3TG" or "Conflict Minerals") that are necessary to the production or functionality of products that Staples contracted to manufacture during the 2013 Report Year. Capitalized terms used but not defined herein are as defined in the Conflict Minerals Rule and Form SD. The content of any website referred to herein is included for general information only and is not incorporated by reference in this CMR.

DUE DILIGENCE

Framework. Staples designed its due diligence process to conform, in all material respects, with the Organization for Economic Cooperation and Development’s (OECD’s) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements as applicable for companies downstream the supply chain.

Due Diligence Measures. We undertook the following due diligence measures:

•Adopted and Communicated a Conflict Minerals Policy and Grievance Mechanism. Our Conflict Minerals Policy is publicly available at http://www.staples.com/sbd/cre/marketing/about_us/ethical-sourcing.html. Suppliers and other external parties may contact us at conflict.minerals@staples.com if they wish to report concerns or seek guidance on our policy.

•Organized Resources to Support Supply Chain Due Diligence. We surveyed our merchandising teams in Australia, Canada, China, Europe, Latin America and the U.S. to obtain information about (i) products contracted to manufacture in the 2013 Report Year and (ii) whether, of such products, if any, Conflict Minerals were necessary to the production or functionality of the products. We used the data collected to assess the impact of the Conflict Minerals Rule and assembled a team to develop and implement our compliance plan. The team includes representatives from our Legal, Compliance, Environmental Affairs/Sustainability, Staples Brands Group (our "own brand" group within merchandising), Staples Promotional Products, Investor Relations, Internal Audit and Finance functions and business units and reports to the Chief Financial Officer and the General Counsel. Information also has been provided to our management Executive Committee and our SEC Disclosure Committee.

•Implemented a System of Controls and Transparency over Conflict Minerals in our Supply Chain. After considering the timeline for compliance with the Conflict Minerals Rule, internal resources, costs and supply chain communications and due diligence expertise, we elected to engage a third-party information management service provider ("Service Provider") to complement existing internal supply chain management processes. We leveraged our Service Provider's online system to collect, store and review Tier 1 supplier information provided by Staples, to identify upstream relationships (e.g., Tier 2 and Tier 3 suppliers) and 3TG sourcing practices, track information on smelters and refiners, and flag risks based on smelter or refiner sourcing practices. Staples Brand Group, which is responsible for the majority of products contracted to manufacture by Staples, was tasked with the day-to-day management of our Service Provider and the due diligence process.

•Engaged Directly with Suppliers. Staples initiated its supplier engagement with respect to Conflict Minerals by sending a letter from our Chief Financial Officer. The letter, which included background information about the Conflict Minerals Rule, set forth Staples' expectations regarding suppliers' cooperation and support for our compliance efforts. The letter also provided information about the due diligence process. We continued this engagement, both directly and with the assistance of our Service Provider, throughout the due diligence process.

•Identified Risks. To identify and assess risk in our supply chain with respect to the presence and sourcing of 3TG, we worked with our Service Provider to conduct a reasonable country of origin inquiry ("RCOI") designed to determine whether any 3TG originated in the Democratic Republic of the Congo ("DRC") or Adjoining Countries and to solicit information about upstream suppliers. We utilized the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template) for data collection. The collection process included an introductory email from our Service Provider to our Tier 1 suppliers describing the compliance requirements, instructions for accessing our Service Provider's system and requesting completion of the EICC-GeSI survey, followed by up to three reminder emails. Telephone calls and direct mail communications supplemented the email reminders, as needed. Protocol then required escalation to Staples' project manager.

•Assessed and Responded to Identified Risk. The utilization of our Service Provider's system allowed us not only to have access to real-time information on 3TG in our products and sourcing as reported by our suppliers, but also to benefit from information available from sources beyond our own supply chains. Staples had access to the data platform, as well as regularly scheduled meetings with our Service Provider's representatives, to assist us in reporting to senior management and determining next steps. Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Additional supplier contacts were made to address issues, including implausible statements regarding no presence of 3TG, incomplete data reported on EICC-GeSI survey, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research. For unresponsive suppliers deemed high risk, based on our assessment of likelihood of 3TG in the products, various levels of Staples management responsible for the supplier relationship reached out directly to individual suppliers.

•Third-Party Audit. Because we do not have a direct relationship with any smelter or region in our supply chain, we are unable to conduct audits of these entities. Instead, we rely on the EICC/GeSI Conflict Free Smelter Program to validate smelters.

•Report on Supply Chain Due Diligence. Staples' Form SD and CMR for the 2013 Report Year are publicly available at http://www.staples.com/sbd/cre/marketing/about_us/ethical-sourcing.html.

Results of Due Diligence. As a result of the due diligence described above, our suppliers identified 191 smelters or refiners (after elimination of duplicates) that may have been the source of 3TG contained in products we contracted to manufacture during the 2013 Report Year.  Of these smelters or refiners, 66 were identified on the Conflict Free Smelter Program list.  The status of the other smelters or refiners identified is unknown.   Our suppliers also identified 45 countries of origin of 3TG that may have been included in our products, which included some in the DRC and Adjoining Countries.  However, we were unable to connect the 3TG contained in specific categories of products, or to products manufactured for us, to particular smelters or refiners or countries of origin. For these reasons, we are not presenting any smelter and refiner names in this report.  Also, because we do not purchase ores or minerals directly, we believe that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of 3TG in our supply chain.

PRODUCT DESCRIPTION

The due diligence measures set forth above, including the ROCI, were undertaken with respect to suppliers of products that Staples contracted to manufacture in the product categories set forth on Exhibit A.

Exhibit A

Product Categories

•	Core office supplies

•	Ink & toner

•	Business technology

•	Paper

•	Facilities and breakroom

•	Computers and mobility

•	Office furniture